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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  ----------

                                 SCHEDULE 13D
                                (Rule 13d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                             (Amendment No. 6)(1)
                   Central European Media Enterprises Ltd.
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                               (Name of Issuer)

                Class A Common Stock, par value $.01 per share
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                        (Title of Class of Securities)

                                 G20045 10 3
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                                (CUSIP Number)

                               Ronald S. Lauder
                          767 Fifth Avenue, Suite 4200
                            New York, New York 10153
                                 (212) 572-4090
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              November 19, 1999
--------------------------- ----------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box   .

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 5 Pages)

-------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                             SCHEDULE 13D
CUSIP NO. G20045 10 3             13D                     Page 2 of 5 Pages
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Ronald S. Lauder
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)   / /
                                                                      (b)  /x/
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3     SEC USE ONLY
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4     SOURCE OF FUNDS*

      00
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    / /

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                   7      SOLE VOTING POWER

    NUMBER OF             6,997,200 Shares (See Item 5.)
     SHARES               ------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
     OWNED BY
      EACH                646,895 Shares (See Item 5.)
    REPORTING             ------------------------------------------------------
     PERSON         9     SOLE DISPOSITIVE POWER
      WITH
                          6,997,200 Shares (See Item 5.)
                          ------------------------------------------------------

                   10     SHARED DISPOSITIVE POWER

                          646,895 Shares (See Item 5.)
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,644,095 Shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        / /


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.2%
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14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                    Page 3 of 5

THIS AMENDMENT NO. 6 ("AMENDMENT NO. 6") AMENDS THE SCHEDULE 13D FILED BY THE REPORTING PERSON WITH THE SECURITIES AND EXCHANGE COMMISSION, AS MOST RECENTLY AMENDED BY AMENDMENT NO. 5, FILED ON NOVEMBER 12, 1999 (AS SO AMENDED, THE "SCHEDULE 13D"). CAPITALIZED TERMS USED HEREIN AND NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO SUCH TERM IN AMENDMENT NO. 5.

Item 3.       Source and Amount of Funds or Other Consideration.

              Pursuant to a Stock Purchase Agreement, dated as of December 3, 1998, between the Issuer and RSL Capital LLC, the Issuer has issued to RSL Capital LLC as of November 19, 1999 757,500 shares of Class B Common Stock. These shares were issued pursuant to the post-closing adjustment clause of the Stock Purchase Agreement, which provides for issuance of such shares to RSL Capital LLC, without additional consideration, if the last reporting NASDAQ trading price of a share of the Issuer's Class A Common Stock does not equal or exceed $15.00 for at least 20 consecutive trading days during the 12-month period ending November 12, 1999.

Item 4.       Purpose of Transaction.

         The Reporting Person does not have any present plans or intentions, which relate to or would result in any of the transactions described in subsection (a) through (j) inclusive, of Item 4 of Schedule 13D, but does have the voting power as the controlling shareholder of the Issuer to effect said transactions.

Item 5.       Interest in Securities of the Issuer.

                  (a) As of the date hereof, the aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person was 7,644,095 (the "Shares"), approximately 29.2% of the total amount outstanding, based on 18,506,849 shares of Class A Common Stock outstanding as of November 18, 1999 as reported on by the Issuer. Percentage ownership is calculated pursuant to Rule 13-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended. This represents (i) 320,000 shares underlying warrants for Class A Common Stock which are currently exercisable, (ii) 11,000 shares underlying options for Class A Common Stock which are currently exercisable, (iii) 100,000 shares of Class B Common Stock underlying options which are currently exercisable, which Class B Common Stock is convertible at the option of the Reporting Person into Class A Common Stock, and (iv) 7,213,095 shares of Class B Common Stock convertible at the option of the holder into Class A Common Stock which includes (a) 120,034 shares of Class B Common Stock held directly by the Reporting Person, (b) 3,385,417 shares of Class B Common Stock held by RSL Investments Corporation, 2,272,500 shares of Class B Common Stock held by RSL Capital LLC, and 577,788 shares of Class B Common Stock held by Duna Investments, Inc., all of which are owned by the Reporting Person, (c) 210,461 shares of Class B Common Stock held by RAJ Family Partners L.P. and beneficially owned by the Reporting Person, and
(d) 646,895 shares of Class B Common Stock held by EL/RSLG Media, Inc., of which 50% of the common stock outstanding is beneficially owned by



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                                                                    Page 4 of 5

the 1995 Estee Lauder RSL Trust and beneficially owned by the Reporting Person. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.


                  (b) As of the date hereof, the Reporting Person has sole voting and dispositive power with respect to 6,997,200 shares of Class A Common Stock. This represents (i) 320,000 shares underlying warrants for Class A Common Stock which are currently exercisable, (ii) 11,000 shares underlying options for Class A Common Stock which are currently exercisable, (iii) 100,000 shares of Class B Common Stock underlying options which are currently exercisable, which Class B Common Stock is convertible at the option of the Reporting Person into Class A Common Stock, and (iv) 6,566,200 shares of Class B Common Stock convertible at the option of the Reporting Person into Class A Common Stock which includes (a) 120,034 shares of Class B Common Stock held directly by the Reporting Person, (b) 3,385,417 shares of Class B Common Stock held by RSL Investments Corporation, 2,272,500 shares of Class B Common Stock held by RSL Capital LLC, and 577,788 shares of Class B Common Stock held by Duna Investments, Inc., all of which are owned by the Reporting Person, and (c) 210,461 shares of Class B Common Stock held by RAJ Family Partners L.P. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

                  (c) Except as described above, no transactions in shares of Class A Common Stock were effected during the past 60 days by the persons named in response to paragraph (a) of this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  The information set forth under Item 3 is incorporated herein by reference.

                  Except as expressly amended and supplemented hereby, the text of the Schedule 13D remains in effect without any other modification.


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                                                                    Page 5 of 5

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    November 29, 1999
                                                    ---------------------------
                                                           (Date)



                                                    /s/ Ronald S. Lauder
                                                    ---------------------------
                                                        Ronald S. Lauder